FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 10, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

10 March 2010

The Royal Bank of Scotland Group plc

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that Brendan Nelson has been appointed as a Non-executive Director of RBS with effect from 1 April 2010. Brendan will succeed Archie Hunter as Chairman of the Group Audit Committee with effect from the conclusion of the Group's Annual General Meeting on 28 April 2010.

Commenting on the Board appointment Philip Hampton, Chairman of RBS, said:

"I am very pleased that Brendan Nelson has agreed to join our Board and to undertake the important role of Chairman of the Group Audit Committee. Brendan has a wealth of experience in the financial services sector having held a number of senior executive positions during his career at KPMG, including as Global Chairman, Financial Services since 2002 and Vice Chairman since 2006 and I look forward to working with him as part of our Board "

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

Brendan Nelson became Global Chairman, Banking for KPMG in 1999 and became the first Global Chairman, Financial Services in 2002. Brendan has held a range of senior leadership roles within KPMG for over 25 years including as a member of the KPMG UK board from 1999 until 2006 and as Vice Chairman from 2006.

Brendan currently has overall responsibility for the Financial Services practice worldwide, with revenues of over US$ 5billion and an international network of over 2000 partners. The Financial Services practice is the largest specialised industry group with KPMG and provides audit, tax, consulting and regulatory advisory services for a large range of organisations in every sector of the financial services industry.

Brendan has been a Board member of the Financial Services Skills Council since 2008 and was Chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 until 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat